Sanomedics International Holdings, Inc.
80 SW 8th St. Suite 2180
Miami FL 33130
305-433-7814

April 29, 2011

VIA EDGAR

Via Federal Express

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:           Kevin L. Vaughn

Re:	Sanomedics International Holdings, Inc.
(“Sanomedics” or “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2010
SEC Comment Letter dated April 26, 2011
SEC File No.: 000-54167

Gentlemen:

To facilitate the review of the Form 10-K as filed on this date (the “Form 10-K”), we are replying to the Staff’s above-referenced Comment Letter in the same order in which the comments were presented.

Item 9A. Controls and Procedures, page 32

1.
We believe that the error discovered by management that led to the restatement of the Registrant's financial statements for the three and nine months ended September 30, 2010 was not caused by a breakdown of our disclosure controls but rather an incorrect estimate of future sales that was made by a relatively inexperienced management team. This reseller agreement was, at the time, the first such agreement entered into by the Company.

The Company's procedures, as they relate to disclosure controls, include a thorough review of all new contracts by our outside counsel and an accounting review by the CFO.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies, Page F-6

Patents, page F-8
2.
The Registrant follows the guidance of ASC 350-30-35-2 which states that the useful life of an intangible asset which has a probable future economic benefit should be amortized over the period in which the asset is expected to contribute directly or indirectly to the future cash flow of the entity.   Therefore amortization begins when the product for which the patent relates is sent to the manufacturer for production.

Very truly yours,

/s/ Steven L. Relis
Steven L. Relis, CFO